UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

CW PETROLEUM CORP

(Exact name of issuer as specified in its charter)

Wyoming	20-2765559
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

23501 CINCO RANCH BLVD., SUITE 120-#325

KATY, TEXAS 77494

(Full mailing address of principal executive offices)

(713) 857-8142

(Issuer’s telephone number, including area code)

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

CW PETROLEUM CORP

PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Some of the statements in this Annual Report on Form 1-K constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” and “would” or the negatives of these terms or other comparable terminology.

You should not place undue reliance on forward looking statements. The cautionary statements set forth in this Annual Report on Form 1-K identify important factors which you should consider in evaluating our forward-looking statements. These factors include, among other things:

●	our business prospects;

●	our contractual arrangements and relationships with third parties;

●	the dependence of our future success on the general economy and its impact on the industries in which we may be involved;

●	the adequacy of our cash resources and working capital, and

●	other factors identified in our filings with the SEC, press releases, if any and other public communications.

Although the forward-looking statements in this Annual Report on Form 1-K are based on our beliefs, assumptions and expectations, taking into account all information currently available to us, we cannot guarantee future transactions, results, performance, achievements or outcomes. No assurance can be made to any investor by anyone that the expectations reflected in our forward-looking statements will be attained, or that deviations from them will not be material and adverse. We undertake no obligation, other than as maybe be required by law, to re-issue this Annual Report on Form 1-K or otherwise make public statements updating our forward-looking statements.

Item 1. Business

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, we supply and distribute biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline to distributors, convenience stores, and marinas.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose in forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. Accounts receivable as of December 31, 2022 were concentrated among five customers representing 32%, 16%, 15%, 15% and 13% of accounts receivable. Accounts receivable as of December 31, 2021 were concentrated among three customers representing 60%, 21%, and 17% of accounts receivable. Our revenue included a significant concentration among customers for the year ended December 31, 2022 in which three customers represented 59%, 16%, and 11% of revenue. Our transportation services agreements with our customers generally are terminable upon 90-120 days’ notice. We currently do not have any such contracts in place. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

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We deliver regular gasoline, diesel fuel, biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline. The non-ethanol fuel that we deliver uses isobutanol, an organic alcohol compound, in place of ethanol in reformulated gasoline markets (discussed in the paragraph below). The base formula of refined diesel fuel is not significantly different among oil refineries. There are minimum government standards that all diesel fuel must adhere to and the baseline product that flows from the refineries through a network of pipelines, such as the ones owned by Magellan, to the fuel terminals are basically the same. Once at the terminal, the fuel is delivered to the wholesale fuel rack where it is pumped into our tanker trucks. If required by our customers, additives are pumped into the base diesel at a blending station creating a fuel “blend,” one of which is based on proprietary formula of our Company, that we market to our customers, advertising various benefits such as better fuel efficiency or being more environmentally friendly. As of the date of this Annual Report on Form 1-K, we own two semi-trucks and three compartmentalized fuel trailers that can transport diesel fuel/biodiesel and gasoline which can hold between 7,500 gallons of diesel fuel/biodiesel and 8,000 gallons of gasoline. Our four stainless steel trailers can each hold approximately 7,000 gallons of liquid chemicals. Our CEO, Christopher Williams negotiates all contracts with customers.

Due to our market area, much of the fuel currently delivered by us needs to be blended. Reformulated gasoline is gasoline blended to burn more cleanly than conventional gasoline and to reduce smog-forming and toxic pollutants in the air we breathe. The RFG program was mandated by Congress in the Clean Air Act Amendments of 1990. RFG is required in cities with high smog levels and is optional elsewhere. RFG is currently used in 16 states and the District of Columbia. About 25% of gasoline sold in the U.S. is reformulated. The Houston-Galveston-Brazoria nonattainment area is required by the Clean Air Act to use RFG. This eight-county market area includes Brazoria, Chambers, Fort Bend, Galveston, Harris, Liberty, Montgomery, and Waller Counties. These are the principal areas where we have operated since inception.

We have developed and are currently selling to convenience stores, marinas, and fuel distributors a proprietary reformulated no ethanol gasoline certified by the EPA and blended by the Company for marine, small engine, classic and high-performance automobile consumers. We blend the product on land we lease, utilize our own blend tank to create, and our own tanker trucks to distribute, our propriety gasoline blends. We currently do not own a bulk distribution plant or lease tanks at a tank terminal or refinery.

We maintain approximately a one to 20 days of inventory positions at Magellan Terminals in Houston, Texas, and are currently seeking fuel inventory positions at other terminals. The various terminals require a user to purchase and maintain agreed upon amounts of inventory with the terminal. This inventory could assist us in potentially hedging against future price increases, thus raising our profit margins where the price we paid is less than the current market price, but could also work against us if the price we pay is higher than at the time we sell that inventory at the then current market price. However, our limited financial resources have restricted our ability to make use of an inventory position at these large terminals, since large purchases are standard for most terminals.

We also purchase spot volumes of diesel and gasoline from numerous refinery locations, and ship volumes of gasoline and diesel fuel (5,000-25,000 barrels per shipment) to oil companies such as Shell, Exxon, Chevron, Valero, Phillips 66, and Marathon within the Magellan, Colonial and Kinder Morgan SFPP pipeline systems. We currently retain StoneX Group, LLC, a commodities and securities broker, to manage our hedging operation that we utilize from time to time when needed.

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We also engage in RIN trading. The EPA created the Renewable Identification Number system to track renewable fuel (fuels that are produced from renewable sources such as corn or biomass) production and compliance with the renewable fuel standard. EPA registered producers of renewable fuel may generate RINs for each gallon of renewable fuel they produce. In the case of biomass-based diesel, generally 1.5 to 1.7 biomass-based diesel RINs may be generated for each gallon of biomass-based diesel produced, based upon the fuel’s renewable energy content. Renewable fuel, including biomass-based diesel, can then be sold with associated RINs attached. RINs may also be separated from the gallons of renewable fuel they represent and once separated they may be sold as a separate commodity. RINs are ultimately used by petroleum refiners and petroleum fuel importers in the 48 contiguous states and Hawaii (“Obligated Parties”) to demonstrate compliance with the EPA’s biomass-based diesel requirement (known as the Renewable Fuel Standard number 2, or RFS2, which became effective in 2010) requiring for the first time that a certain percentage of the diesel fuel consumed in the United States be made from renewable sources. Obligated Parties must obtain and retire the required number of RINs to satisfy their renewable volume obligations during a particular compliance period. An Obligated Party can obtain RINs by buying renewable fuels with RINs attached, buying RINs that have been separated, or producing renewable fuels themselves. All RIN activity under RFS2 must be entered into the EPA’s moderated transaction system, which tracks RIN generation, transfer and retirement. RINs are retired when used for compliance with the RFS2 requirements. The value of RINs can significantly impact to the price of biomass-based diesel. For the years ended December 31, 2022 and 2021, we received no revenues for our RIN trading activities.

Our Products and Services

We deliver regular gasoline, diesel fuel and biodiesel fuel. We also can deliver nonethanol fuel that uses Isobutanol in place of ethanol in Reformulated Gasoline Markets. If the fuel to be delivered is a biofuel or needs other blending, our truck goes to a blending station to obtain the fuel needed for the blend. The blending is done in the truck and then delivered.

We provide the following products for sale:

●	biodiesel – B100 and B99.9;

●	reformulated and conventional gasoline with 10% ethanol;

●	ultra-low sulfur diesel fuel with or without biodiesel blends (5%-20%);

●	reformulated 12.5% isobutanol blended no ethanol gasoline; and

●	biodiesel additives – cetane and algae tank sediment mitigation.

We provide the following services to our customers and are hired by third parties for:

●	transportation hauling of refined products and chemicals;

●	RIN trading – D4, D5, D6 and cellulosic (D3 or D7) RIN trading services; and

●	tote service – offloading fuels and chemicals directly from our truck into approved 275- or 330-gallon plastic totes;

●	drumming service - offloading fuels and chemicals directly from our truck into approved 55-gallon drums;

●	transloading services - offloading fuels and chemicals directly from our truck to and from approved railroad tank cars; and

●	metered offloads/split drops – we utilize our built-in fuel meters located on our tanker trailers to provide an accurate ticket showing gallons of motor fuels and chemicals delivered at each customer location.

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Government Regulation

We are subject to various federal, state and local laws and regulations relating to our business.

As a motor carrier, we are subject to regulation by the Federal Motor Carrier Safety Administration (“FMCSA”) and the United States Department of Transportation (“DOT”), and by various federal and state agencies. These regulatory authorities exercise broad powers governing various aspects such as operating authority, safety, hours of service, hazardous materials transportation, financial reporting and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment, product-handling requirements and drug testing of drivers. We currently maintain a satisfactory DOT safety rating. Any downgrade in our DOT safety rating (as a result of new regulations or otherwise) could adversely affect our business. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices, emissions or by changing the demand for common or contract carrier services or the cost of providing trucking services. Possible changes include:

●	increasingly stringent environmental regulations, including changes intended to address climate change;

●	restrictions, taxes or other controls on emissions;

●	regulation specific to the energy market and logistics providers to the industry;

●	changes in the hours-of-service regulations, which govern the amount of time a driver may drive in any specific period;

●	driver and vehicle electronic logging requirements;

●	requirements leading to accelerated purchases of new tractors;

●	mandatory limits on vehicle weight and size;

●	driver hiring restrictions;

●	increased bonding or insurance requirements; and

●	mandatory regulations imposed by the Department of Homeland Security.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels and emissions, which may increase our operating costs, require capital expenditures or adversely impact the recruitment of drivers.

Restrictions on emissions or other climate change laws or regulations could also affect our customers that use significant amounts of energy or burn fossil fuels in producing or delivering the products we carry. We also could lose revenue if our customers divert business from us because we have not complied with their sustainability requirements.

In addition, the FMCSA rules provide that a truck driver may work no more than a maximum number of 60 hours within seven consecutive days and 70 hours within eight consecutive days. FMCSA rules further impose a maximum work period of 14 hours (no more than 11 hours of which may be driving time) after first coming on-duty following 10 consecutive hours of off-duty time. FMCSA rules also require that drivers take a 30-minute break prior to driving beyond eight hours. Our drivers utilize electronic logging devices (“ELDs”) for the purpose of recording their hours of service.

We are registered as a motor carrier with the Commercial Driver’s License Drug and Alcohol Clearinghouse, which requires us to check for drug and alcohol violations of current drivers at least annually and prospective employees prior to hiring. We have completed our annual limited query and pre-hire driver authorization queries

Our activities, which involve the blending, transportation, storage and distribution of fuels, are subject to various federal, state and local health and safety laws and regulations relating to the protection of the environment, including, among others, those governing the transportation, management and disposal of hazardous materials, vehicle emissions, and the cleanup of contaminated sites. Our operations involve risks of fuel spillage or seepage, and other activities that are potentially damaging to the environment. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of or liable under applicable laws or regulations, it could significantly increase our cost of doing business.

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Our truck terminal and blending facility are located in an industrial area, where groundwater or other forms of environmental contamination may have occurred. Under environmental laws, we could be held responsible for the costs relating to any contamination at those or other of our past or present facilities, including cleanup costs, fines and penalties and personal injury and property damages. Under some of these laws, such as the Comprehensive Environmental Response Compensation and Liability Act (also known as the Superfund law) and comparable state statutes, liability for the entire cost of the cleanup of contaminated sites can be imposed upon any current or former owner or operator, or upon any party who sent waste to the site, regardless of the lawfulness of any disposal activities or whether a party owned or operated a contaminated property at the time of the release of hazardous substances. The discovery of contamination or the imposition of additional obligations or liabilities in the future could result in a material adverse effect on our financial condition, results of operations or our business reputation. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. If we fail to comply with applicable environmental laws and regulations, we could also be subject to substantial fines or penalties and to civil and criminal liability. As a result, our costs of complying with current or future environmental laws or liabilities arising from such laws may have a material adverse effect on our business, results of operations or financial condition.

New laws, new interpretations of existing laws, increased governmental enforcement of existing laws or other developments could require us to make additional capital expenditures or incur additional liabilities. For example, at times, certain independent refiners have initiated discussions with the EPA to change the way the Renewable Fuel Standard is administered in an attempt to shift the burden of compliance from refiners and importers to blenders and distributors. Under the RFS, which requires an annually increasing amount of biofuels to be blended into the fuels used by U.S. drivers, refiners/importers are obligated to obtain renewable identification numbers either by blending biofuel into gasoline or through purchase in the open market. If the obligation was shifted from the importer/refiner to the blender/distributor, we would potentially have to utilize the RINS we obtain through our blending activities to satisfy a new obligation and would be unable to sell RINS to other obligated parties, which may cause an impact on the fuel margins associated with our sale of gasoline. Additionally, the price of RINS is not fixed and is subject to change due to various considerations, including regulatory actions. In December 2021, the EPA proposed to modify the 2021 and 2022 volume targets for renewable fuels and, in light of the impacts of the COVID-19 pandemic, to retroactively reduce the targets for 2020. We cannot predict the impact of such modifications, but any such reduction may decrease demand for RINS and, thus, the prices we are able to realize from the RINS we obtain. The occurrence of any of the events described above could have a material adverse effect on our business, financial condition, results of operations and our future prospects.

Licenses

We are licensed to sell motor fuel in:

●	Texas: Supplier of Gasoline and Diesel Fuel;

●	Louisiana: Supplier of Gasoline and Diesel Fuel;

●	Oklahoma: Exporter, Wholesaler, Fuel Vendor;

●	California: Supplier Gasoline and Diesel Fuel;

●	New Jersey: Supplier of Motor Fuels;

●	Pennsylvania – Class 1 Refiner/Wholesaler (All Fuels);

●	Maryland – Class B Gasoline Dealer;

●	Colorado – Diesel Fuel, Exporter; and

●	Arizona – Supplier of Gasoline and Diesel Fuel.

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We maintain the following blending and pipeline shipping licenses:

●	Federal Licenses: IRS 637 (Excise Tax) “S” Position Holder, “M” Blender & “AL” Alternative Fueler

●	Pipeline Shipper Refined Products: Magellan South and Mountain Pipeline Systems

○	Kinder Morgan SFPP Pipeline

○	Colonial Pipeline

We have the following EPA Licenses:

●	EPA Registered Activities #6026: Renewable Fuels Exporter/Oxygenate Blender/Refiner

●	EPA Licensed Isobutanol Additive Gasoline Blender

Our Growth Strategy

Subsequent to the closing of this offering, we plan to hire a business development person for each new market we are seeking to enter. Those targeted markets are currently: Baltimore, Maryland and Chicago, Illinois. We also intend to engage a business development person for the Houston/Dallas/Fort Worth markets. We plan to purchase new semi-trucks and trailers to blend our proprietary reformulated no ethanol gasoline which will then be loaded into tanker railcars in Houston, Texas, and shipped to these new locations. In addition, we plan to:

Open a Specialty Blending Facility – We are in the initial stages of planning the construction of our own blending station that we would locate near a major fuel rack facility. We would stock the blending facility with additives that we would purchase wholesale on the open market, rather than purchase them at a markup at the rack, and resell them to our customers who have a need for specialty blended diesel fuel, providing another source of revenue for our business. Management has recently estimated the cost of constructing this facility to be approximately $500,000 for the land, equipment, and site work. However, we have not purchased any land nor contracted for any equipment or site work as of the date of this Annual Report on Form 1-K.

Convenience Stores –Management is contemplating, but has no current plan, to purchase individual or a chain of, or to buy land and construct independent convenience stores that will have fuel islands in their parking lots. The idea is to locate these stores in areas inside of RFG requirement zones and areas near the Gulf of Mexico or lakes used by boat owners. We would provide all the fuels sold at these convenience stores and initially engage contract management to manage the retail side of the convenience stores.

No assurances can be given as to whether we will implement any such strategy in the future, and if we do, we cannot assure the likely success that we will have in implementing our plans or, if successful, the timing that it will require to fully and successfully implement our plans.

Marketing

Our marketing activities are focused on building our relationships with existing customers as well as developing new business opportunities. Mr. Williams has extensive experience in marketing specialized fuels delivery services and maintains regular contact with customers. He is well-positioned to identify the changing transportation needs of customers in their respective market areas. We also actively participate in various trade associations, including the National Tank Truck Carriers Association, various state trucking and petroleum marketing associations and member of the Texas Food & Fuel Association.

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Competition

The petroleum product transportation business is extremely competitive and fragmented. We have multiple competitors in our market areas consisting of other carriers of varying sizes as well as our customers’ private fleets. Price, service and location are the major competitive factors in each local market. Most of our competitors have greater financial resources and a more expansive geographic footprint than us. Some of our competitors periodically reduce their prices to gain business, which may limit our ability to maintain or increase prices, implement new pricing strategies or maintain significant growth in our business. Our largest competitors include Texas TransEastern, Inc., United Petroleum Transports, Inc., and Dupré Logistics, Inc. We also compete with smaller carriers in most of our markets.

With respect to our fuel blending activities, we face competition from producers and suppliers of petroleum-based diesel fuel, other biomass-based diesel producers, marketers, traders and distributors. The size of the biomass-based diesel industry is small compared to the size of the petroleum-based diesel fuel industry and large petroleum companies have greater resources than we do. Our principal competitive differentiators are biomass-based diesel and RIN quality, supply reliability and price. We compete with independent biomass-based diesel producers as well as large, multi-product companies that have greater resources than we do. Ag Processing Inc., Archer Daniels Midland Company, Cargill Incorporated, and Louis Dreyfus Commodities Group are major international agribusiness corporations and biodiesel producers with the financial, feedstock sourcing and marketing resources far greater than ours. However, we are unaware of any other U.S. company currently blending Isobutanol at 12.5% into commercial gasoline for sale at retail stations. While the barriers to entry in our industry are low, there are various state, federal, and EPA licenses needed to create their own proprietary blends of gasoline for commercial sales. Our strategy is to build long-term partnerships with our customers based on the highest level of customer service and reliability. The current trend is that hypermarkets and super regional and national chains have emerged to replace many of the independent convenience stores and service stations historically served by many of our competitors. As this continues, we believe that our size, capabilities, scope of services and geographic reach will provide us a competitive advantage over our competitors.

There is substantial competition for qualified personnel, particularly drivers, in the trucking industry. We operate in a market area where there is currently a shortage of drivers. Regulatory requirements, including electronic logging, and an improving U.S. jobs market, could continue to reduce the number of eligible drivers in our market. Any shortage of drivers could result in temporary under-utilization of our equipment, difficulty in meeting our customers’ demands and increased compensation levels, each of which could have a material adverse effect on our business, results of operations and financial condition. A loss of qualified drivers could lead to an increased frequency in the number of accidents, potential claims exposure and, indirectly, insurance costs.

Technology

We use technology to assist us in the provision of our products and services. To the extent we can afford to do so, we upgrade and enhance our technological capabilities. We employ vehicle safety systems, forward-facing cameras, on-board computer systems, smart phones, freight handling systems and logistics technology to reduce costs and transit times, as well as to meet regulatory requirements. Our computer system is protected through state of the art physical and software safeguards, as well as redundant systems, network security measures and backup systems. We continue to focus on the development and enhancement of the technology used in our operations in order to improve the efficiency and effectiveness of our services.

Insurance

We carry insurance with third-party insurance carriers that provide various levels of protection for our risk exposure, including protection in the areas of property, casualty, cyber, management, and group health, with coverage limits and retention/deductible levels that we believe are reasonable given historical claim activity and severity. We believe that our policy of maintaining self-insured retentions or deductibles under these various insurance programs for a portion of our risks, supported by our safety, claims management and loss prevention programs, is an effective means of managing insurance costs. We periodically review our risk exposure and insurance coverage applicable to those risks and believe that we maintain sufficient insurance coverage.

Our Employees

As of the date of this Annual Report on Form 1-K, we have three full-time employees, including Christopher Williams, Graham Williams, and one contract worker who each devote 100% of their working time to us. We currently use contractors to perform all other needed work. We have entered into employment agreements with Christopher Williams and Graham Williams. Upon a successful capital raise we intend to hire three to four Business Development persons for our targeted expansion markets of Houston/Dallas/Fort Worth, Texas, Baltimore, Maryland, and Chicago, Illinois.

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Our Properties

Our Corporate office location is 2717 Commercial Center Blvd., Suite E200 PMB 264, Katy, Texas 77494. The office space used by us is provided by Christopher Williams at no cost to us. Our main office telephone number is (281) 817-8099. We also lease five acres of unimproved land from Mr. Williams to store our transportation equipment based on an unwritten understanding with Mr. Williams. Our website address is cwpetroleumcorp.com. We do not incorporate the information on or accessible through our website into this Annual Report on Form 1-K. We have included our website address in this Annual Report on Form 1-K solely as an inactive textual reference.

Legal Proceedings

We may from time to time be involved in various claims and legal proceedings of a nature we believe are normal and incidental to our business. These matters may include product liability, intellectual property, employment, personal injury caused by our employees, and other general claims. We are not presently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this Annual Report on Form 1-K. Some of the information contained in this discussion and analysis or set forth elsewhere in this Annual Report on Form 1-K, including information with respect to our plans for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “STATEMENTS REGARDING FORWARD-LOOKING INFORMATION” section of this Annual Report on Form 1-K for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

CW Petroleum Corp was incorporated in the State of Texas on April 29, 2005 and began operations in 2011. On April 14, 2018, CW Petroleum Corp was incorporated in the State of Wyoming. On April 15, 2018, the Texas corporation became a wholly-owned subsidiary of the Company through a share exchange. CW Petroleum Corp (Wyoming) is a holding company and, through our wholly-owned subsidiary, we supply and distribute biodiesel, biodiesel blends, ultra-low sulfur diesel, gasoline blends, renewable gasoline, and a proprietary EPA-approved reformulated no ethanol gasoline to distributors, convenience stores, and marinas.

CW Petroleum Corp (Wyoming) is a holding company and has no operations. The purpose of forming the holding company was to limit our corporate liability, create a streamlined management, maintain ownership over our sole subsidiary and establish an organizational structure to facilitate the potential acquisition of other businesses in our industry or complementary to our industry.

We are a wholesale distributor of non-branded, blended and non-blended diesel fuel and gasoline. Our business primarily involves sending a tank wagon or truck to a fuel rack at the regional fuel terminal that we believe is offering the best price to us on that day. Our tanker loads the fuel at the rack, blends it at a blending station, if necessary, pays the terminal the daily rack price and delivers the fuel to our customers. Our customers include independent fuel retailers (i.e., those not affiliated with the major national and international oil companies like Shell USA, Inc.), independent and chain convenience stores (such as 7-11, Inc. stores) that also sell gasoline and diesel fuel, marinas that sell diesel and gasoline to power boat owners and fuel distributors that deliver to their own customers. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel.

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Effects of the COVID-19 Pandemic

The recent outbreak of COVID-19 has spread across the globe and is impacting worldwide economic activity. As of the date of this filing, COVID-19 has had a minimal impact on our business. Our business was already operational, there is minimal labor required to operate our business and energy needs in our market area were stable during the pandemic. The extent to which COVID-19 may impact our operations on an ongoing basis in the future is highly uncertain. It will depend on various factors including the duration and severity of the outbreak, the severity of variants of the virus, the effectiveness, acceptance, availability and use of affordable vaccines and pharmaceutical treatments in our market area and new information which may emerge concerning the appropriate responses to the continuing pandemic. The COVID-19 pandemic could impact our supply chain for products we sell, particularly as a result of mandatory shutdowns in locations where our products are manufactured or held for distribution. We could also see significant disruptions of the operations of our logistics (e.g. truck driver shortages), service providers, delays in shipments and negative impacts to pricing of certain of our products. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future. If the pandemic continues and worsens, we could temporarily lose the services of employees or experience interruptions in our business which could lead to inefficiencies, interruptions in our regular operations and potential reputational harm. If we do not respond appropriately to the COVID-19 pandemic or other similar health crises, or if customers do not perceive our response to be adequate for a particular region or our business as a whole, we could suffer damage to our reputation, which could materially adversely affect our business, financial condition and results of operations in the future.

Effects of the Russian Invasion of Ukraine

In response to Russia’s military action in Ukraine in 2022, the U.S., E.U., U.K. and many other countries have imposed broad economic and trade sanctions. The scope of these sanctions has evolved at pace and continues to do so across various jurisdictions including restrictions on dealing with designated individuals and entities; restrictions on the Russian financial sector; blocking economic activity in the Luhansk and Donetsk regions of Ukraine; and imposing export controls limiting the export of a wide range of goods and technical assistance to Russia. In the U.S., President Biden has issued an Executive Order prohibiting: the importation into the U.S. of crude oil, LNG and various other hydrocarbon products of Russian origin; new investment in the Russian energy sector by U.S. persons; and designates certain participatory actions by U.S. persons or persons within the U.S. in transactions which are prohibited.

In response, Russia has implemented new counter-sanctions including restrictions on the divestment from Russian assets by foreign investors and a temporary prohibition on registrars and depositories from making payment of dividends and interest on Russian securities in favor of foreign investors. Further details including confirmation of the precise terms or application of these counter-sanctions are not yet known.

Aside from the increase in prices of refined diesel and gasoline that we use for our operations, that we inventory and that we distribute to our customers, which increase is a direct or indirect consequence of this conflict, our operations have no direct or indirect exposure to Russia, Belarus or Ukraine. In addition, we have no direct or indirect reliance on goods or services sourced from Russia or Ukraine or any business relationships, connections to or assets in Russia, Belarus or Ukraine. The continuation of, and the failure to diplomatically resolve, the on-going hostilities is expected to have a disruptive effect on the petroleum industry in the United States. We anticipate that the war is likely to continue to keep prices for refined products at current or higher levels and may disrupt our supply if the inventory of petroleum products in the United States tightens more than it has as of the date of this Annual Report on Form 1-K. Any increase in prices and/or our inability to fill customer orders will have an adverse, and perhaps material adverse, effect on our business, financial condition and results of operations.

Financial Operations Overview

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

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The prices paid to our fuel suppliers for wholesale diesel and gasoline as well as the additives we use to blend certain gasolines (which affects our cost of sales) are highly correlated to the price of crude oil. The crude oil commodity markets are highly volatile, and the market prices of crude oil, and, correspondingly, the market prices of wholesale diesel and gasoline, experience significant and rapid fluctuations. For all gallons sold to our customers, we receive a per gallon rate equal to the posted rack price, less any applicable discounts, plus transportation costs, taxes and a fixed rate per gallon of fuel. The remaining gallons are priced based primarily on variable market-based cent per gallon priced contracts.

A majority of our total gallons purchased are subject to discounts for prompt payment and other rebates and incentives from our suppliers for a majority of the gallons of fuel purchased by us, which are recorded within cost of sales. Prompt payment discounts are based on a percentage of the purchase price of the fuel. The dollar value of these discounts increases and decreases corresponding to motor fuel prices. Therefore, in periods of lower wholesale diesel and gasoline prices, our gross profit is negatively affected, and, in periods of higher wholesale prices, our gross profit is positively affected (as it relates to these discounts).

Results of Operations

This section includes a summary of our historical results of operations, followed by detailed comparisons of our results for the years ended December 31, 2022 and 2021, respectively. We have derived this data from our audited consolidated financial statements included elsewhere in this Annual Report on Form 1-K.

Results of Operations for the Years Ended December 31, 2022 and 2021

Our revenue for the year ended December 31, 2022, was $7,969,475, a 3.6% decrease from the year ended December 31, 2021 revenue of $8,269,909.

Cost of revenue amounted to $6,856,502 for the year ended December 31, 2022, a 4.8% decrease from the prior year ended December 31, 2021 total of $7,198,588, resulting in part from the decrease in sales.

Our gross margin on total cost of revenue amounted to approximately $1,112,973 in the year ended December 31, 2022, a 3.9% increase from the prior year ended December 31, 2021 total of $1,071,321.

For the year ended December 31, 2022, we incurred a net loss of $301,680, which was a $1,241,258 decrease from the year ended December 31, 2021 net loss of $1,542,938 resulting primarily from non-cash costs related to our initial public offering of $665,017 and shares of common stock issued as officer compensation of $730,800.

We experienced a net loss of $301,680 and had negative EBITDA of $83,924  for the year ended December 31, 2022. EBITDA is a non-GAAP financial measure.

In 2022, we purchased all of our motor fuel from only three fuel suppliers. A change of fuel suppliers, a disruption in supply or a significant change in pricing with any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

Liquidity and Capital Resources

Our principal liquidity requirements are to finance our operations and to service our debt. Our ability to meet our debt service obligations and other capital requirements, including capital expenditures, will depend on our future operating performance, which, in turn, will be subject to general economic, financial, business, competitive, legislative, regulatory and other conditions, many of which are beyond our control. As a normal part of our business, depending on market conditions, we will, from time to time, consider opportunities to repay, redeem, repurchase or refinance our indebtedness. Changes in our operating plans, lower than anticipated sales, increased expenses, acquisitions or other events may cause us to seek additional debt or equity financing in future periods.

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On December 31, 2022, our cash balance amounted to $354,713 compared to $281,504 as of December 31, 2021. Our net working capital has decreased by approximately $271,184 during the same time period.

All funding to date has been provided by the shareholders through non-convertible debt and equity sales, operations and equipment financing. We regularly evaluate alternate sources of capital to support our liquidity requirements. U.S. GAAP requires management to assess a company’s ability to continue as a going concern within one year from the financial statement issuance and to provide related note disclosures in certain circumstances. We believe that there is substantial doubt about our ability to continue as a going concern. We are subject to business and operational risks that could adversely affect our cash flows. A material decrease in our cash flows would likely produce an adverse effect on our borrowing capacity as well as our ability to issue additional equity and/or debt securities which could result in our inability to pay our debts as they become due, potentially resulting in our utilization of federal bankruptcy laws or the discontinuation of our business and dissolution.

Cash Flows

Cash used in operations for the year ended December 31, 2022, amounted to $34,006, a 115% decrease from the year ended December 31, 2021, when the cash provided by operations was $224,095. This decrease resulted primarily from an increase in accounts receivable.

During the year ended December 31, 2022, our cash used in investing activities was $400, no change from the year ended December 31, 2021, when the total was $400, related to cash paid for additional fixed assets (e.g. semi-trucks and fuel/chemical trailer purchases) in 2022 and 2021.

Cash provided by financing activities for the year ended December 31, 2022 was $107,615 due to the debt payments on installment notes on transportation equipment offset by proceeds from long term debt. Cash used in financing activities for the year ended December 31, 2021 was $514,408 due to the deferred offering costs and debt payments on installment notes on transportation equipment offset by proceeds from the issuance of Common Stock.

Trends

Our only trend information relates to the price of oil. We have a limited capacity for inventory storage and containment facilities which limited our ability to generate more revenue. Therefore, increases and decreases in revenue are primarily attributable to the price of diesel fuel and oil.

Seasonality Effects on Volumes

Our business is subject to seasonality due to our business being located in a geographic area that is affected by seasonal weather and temperature trends and associated changes in retail customer activity during different seasons. Historically, sales volumes have been highest in the second and third quarters (during the summer months) and lowest during the winter months in the first and fourth quarters.

Impact of Inflation

Inflation affects our financial performance by increasing certain of our operating expenses and cost of goods sold. Operating expenses include labor costs, leases, and general and administrative expenses. While our business benefits from higher terms discounts as a result of higher fuel costs, inflation could negatively impact our operating expenses. Although we have historically been able to pass on increased costs through price increases, there can be no assurance that we will be able to do so in the future. We also believe that inflation will increase market interest rates that will have a negative impact on our ability to obtain funding at prior lower interest rates and may tighten credit standards which may make it more difficult for a company of our size and financial position to obtain a loan at favorable interest rates or at all.

Critical Accounting Policies

We prepare our financial statements in conformity with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. See Note 1 to the financial statements for a summary of our significant accounting policies.

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Critical accounting policies are those we believe are both most important to the portrayal of our financial condition and results, and require our most difficult, subjective or complex judgments, often because we must make estimates about the effect of matters that are inherently uncertain. Judgments and uncertainties affecting the application of those policies may result in materially different amounts being reported under different conditions or using different assumptions. We believe the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements.

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. We utilize a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products, licensing agreements and contracts to perform pilot studies by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied.

Fuel sales are generated as a fuel reseller as well as from on-hand inventory supply. When acting as a fuel reseller, the Company generally purchases fuel from the supplier, and contemporaneously resells the fuel to the customer, normally taking delivery for purchased fuel at the same place and time as the delivery is made to the customer. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

The Company records the sale of fuel-related services on a gross basis as we generally have latitude in establishing the sales price, have discretion in supplier selection, maintain credit risk and are the primary obligor in the sales arrangement.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the financial accounting standards board (the “FASB”) or other standard setting bodies and adopted by the Company as of the specified effective date or possibly early adopted, where permitted. Unless otherwise discussed, the impact of recently issued standards that are not yet effective are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of Regulation S-K, obligations under any guarantee contracts or contingent obligations. We also have no other commitments, other than the costs of being a public company that will increase our operating costs or cash requirements in the future.

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Item 3. Directors and Officers

Executive Officers and Directors

The following table sets forth certain information as of the date of this Annual Report on Form 1-K about our executive officers and members of our Board.

Name	Age	Title
Christopher Williams	46	Chief Executive Officer, President, Chairman of the Board and Director
Graham Williams	78	Chief Financial Officer, Director
Greg Roda	62	Director
Tommy Myrick(1)(2*)(3)	42	Director
Myra Luinstra(1)(2)(3*)	78	Director
Edward Gaiennie(1*)(2)(3)	58	Director

(1)	Audit Committee Member; *signifies Chairperson.
(2)	Compensation Committee Member; *signifies Chairperson.
(3)	Corporate Governance and Nominating Committee Member; *signifies Chairperson.

Christopher Williams – Mr. Williams founded the Company and has been devoted full-time to it since 2013. With a decade of experience in the energy industry, Mr. Williams brings a vast wealth of knowledge in the physical and financial trading of refined products and renewable fuels. His extensive background with price reporting, acquired during his tenure at Platts/McGraw-Hill Financial, a petroleum industry source for financial and commodities analysis, has led him to understand the market for fuel blending that we tap through our internal fuel trading and customer facing distribution services. Mr. Williams holds a Bachelor of Science from the University of Houston. Mr. Williams was appointed as a director due to his many years of experience in the petroleum industry.

Graham Williams – Mr. Williams has worked with us since 2013 and currently serves as a director and Chief Financial Officer. Since 2012, he has been president of Tier 3 Capital, a private proprietorship that provides equipment loans, working capital loans, and accounts receivable financing. Mr. Williams holds a Bachelor of Science from Bishop’s University - Sherbrook, Quebec, Canada. Mr. Graham was appointed as a director due to his experience in corporate finance.

Greg Roda – Mr. Roda was appointed a director of the Company in 2018 and actively participates in the business in an advisory capacity. From September 2013 to May 2018, he was the Chief Commercial Officer of Gevo Inc. (Nasdaq: GEVO), a technology company that produces Isobutanol from a genetically modified yeast in retrofitted ethanol plants and is headquartered in Englewood, Colorado. Mr. Roda holds a Bachelor of Science in Engineering from the University of Michigan, and an M.B.A. from the University of Chicago. Mr. Roda was appointed as a director due to his many years of experience in the petroleum industry.

Tommy Myrick – Mr. Myrick was appointed a director of the Company in July 2022 and serves as Chairperson of the Compensation Committee. Mr. Myrick also serves on the Audit and Corporate Governance and Nominating Committees, respectively. From 2016 to the present, Mr. Myrick has served as Director of Operations for AmSpec LLC, a private company which analyzes and measures petroleum and petrochemical products throughout the U.S., the Caribbean, Latin America and around the world. Mr. Myrick was appointed as a director due to his many years of experience in the petroleum industry.

Myra Luinstra – Ms. Luinstra was appointed a director of the Company in July 2022 and serves as Chairperson of the Corporate Governance and Nominating Committee. Ms. Luinstra also serves on the Audit and Compensation Committees, respectively. From 1997 to 2020, Ms. Luinstra served as Vice President, President, and Director of Mullins Machine & Manufacturing Company, a private corporation that provides custom manufacturing for various applications in our industry. Ms. Luinstra attended the University of Houston. Ms. Luinstra was appointed as a director due to her many years of experience in the chemical and petroleum industries.

Edward Gaiennie, CPA – Mr. Gaiennie was appointed a director of the Company in July 2022 and serves as Chairperson of the Audit Committee. Mr. Gaiennie also serves on the Compensation and Corporate Governance and Nominating Committees, respectively. Mr. Gaiennie has served as the General Manager of Agribiofuels, LLC, a private company involved in the production and supply of renewable fuels to the U.S. domestic energy market, since 2008. From 1999 to 2008 he served as CFO of various private and public companies. Previous to 1999, Mr. Gaiennie was employed as a certified public accountant, including seven years with Price Waterhouse Coopers LLP. In his eleven years of public accounting, Mr. Gaiennie has served as a business advisor to high growth companies with an emphasis in distribution, construction, and manufacturing. Mr. Gaiennie has a Bachelor of Science degree in business and accounting from Louisiana State University. Mr. Gaiennie was appointed as a director due to his experience in the petroleum industry and as a Certified Public Accountant.

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Family Relationships

Graham Williams is Christopher Williams’ father.

Possible Potential Conflicts

The OTC Markets, on which our shares of Common Stock are quoted, does not currently have any director independence requirements. In addition, as a “controlled company” under the rules of the Nasdaq Capital Market, if our shares are listed, we will be exempt from the requirement to have board consisting of a majority of independent directors.

Each of our officers and directors presently owes various fiduciary duties to the Company, including a duty of loyalty under Wyoming law. The duty of loyalty requires board members to exercise their powers in the interest of the organization and not in their own interest or the interest of another entity, particularly one with which they have a formal relationship. The duty of loyalty also includes a duty of confidentiality. We do not have a policy with respect to business opportunities or resolution of conflicts of interest and would defer to Wyoming law.

Code of Business Conduct and Ethics

We adopted a Code of Ethics and Business Conduct which is applicable to our current and future employees, and which also includes a Code of Ethics for our Chief Executive Officer, Chief Financial Officer, and other executive officers and any persons performing similar functions. A code of ethics is a written standard designed to deter wrongdoing and to promote:

●	honest and ethical conduct;

●	full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

●	compliance with applicable laws, rules, and regulations;

●	the prompt reporting violation of the code; and

●	accountability for adherence to the code.

The full text of our Code of Ethics is published on our website at https://cwpetroleumcorp.com/investors/code-of-ethics.

Board of Directors

We currently have six directors; however, only two of our directors have agreements pursuant to which they are contractually obligated to serve as a director for any specific term. Mr. Christopher Williams has the voting power to elect all members of our board of directors and will have that ability after the closing of this offering.

All directors hold office until his or her successor is elected and qualified, or until they die, resign, retire, are removed or their successors have been elected. All officers are appointed annually by the board of directors and serve at the discretion of the board. Currently, a person serving as a director receives no compensation for serving in the role as a director. We have not yet determined if we will compensate our directors for attending meetings of the board and its committees or will pay their expenses for such attendance.

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Controlled Company Status

We have applied to have our Common Stock and Warrants listed on Nasdaq and, if listed, we will be subject to its corporate governance listing standards. Accordingly, we intend to avail ourselves of certain of the “controlled company” exemptions available under the corporate governance rules of Nasdaq. As a result, we will not be required to have a majority of independent directors on our board of directors. The “controlled company” exemption does not modify the independence requirements for the Audit Committee, and we intend to comply with the requirements of the Sarbanes-Oxley Act and Nasdaq, which require that our Audit Committee be composed of at least three members, one of whom must be independent upon the listing of our Common Stock, a majority of whom must be independent within 90 days of listing and each of whom must be independent within one year of listing.

Director Independence

We have applied to list our Common Stock and Warrants sold in this offering on the Nasdaq Capital Market. Our board of directors has determined currently only three out of six of our directors, Messrs. Myrick and Gaiennie and Ms. Luinstra, qualify as independent directors for purposes of relevant listing standards of Nasdaq and under the SEC rules. In making that determination, our board of directors considered the relationships that each director has with the Company and all other facts and circumstances the board of directors deemed relevant in determining independence, including the potential deemed beneficial ownership of our capital stock by each director, including non-employee directors that are affiliated with certain of our major shareholders. Upon the completion of this offering, we expect that the composition and functioning of our board of directors and each of our committees will comply (unless exempted) with all applicable requirements of Nasdaq and the rules and regulations of the SEC.

Involvement in Certain Legal Proceedings

During the past ten years, no present director, executive officer, or person nominated to become a director or an executive officer of the Company:

1.	had a petition under the federal bankruptcy laws or any state insolvency law filed by or against, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he/she was a general partner at or within two years before the time of such filing, or any corporation or business association of which he/she was an executive officer at or within two years before the time of such filing;

2.	was convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other similar minor offenses);

3.	was subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him/her from or otherwise limiting his/her involvement in any of the following activities:

i.	acting as a futures commission merchant, introducing broker, commodity trading advisor commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	engaging in any type of business practice; or

iii.	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws; or

4.	was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of a federal or state authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i), above, or to be associated with persons engaged in any such activity; or

5.	was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and for which the judgment has not been reversed, suspended, or vacated.

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Role of Board in the Risk Oversight Process

Our board of directors is responsible for overseeing our overall risk management process. The responsibility for managing risk rests with executive management while our board of directors as a whole participates in the oversight process. Our board of directors’ risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance and financial reporting and internal controls with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Committees of the Board of Directors

Our board of directors has established an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee, each of which will operate pursuant to a charter adopted by our board of directors on July 12, 2022 and July 26, 2022, respectively.

Following the consummation of this offering, the full text of our Audit Committee charter, Compensation Committee charter, and Corporate Governance and Nominating Committee charter will be posted on the investor relations portion of our website at www.cwpetroleumcorp.com. We do not incorporate the information contained on, or accessible through, our corporate website into this Annual Report on Form 1-K, and you should not consider it a part of this Annual Report on Form 1-K.

Audit Committee

Tommy Myrick, Myra Luinstra, and Edward Gaiennie serve on the audit committee, which is chaired by Mr. Gaiennie. A summary of the audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our consolidated financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

●	recommending based upon the audit committee’s review and discussions with management and our independent registered public accounting firm whether our audited financial statements shall be included in our Annual Report on Form 1-K;

●	monitoring the integrity of our consolidated financial statements and our compliance with legal and regulatory requirements as they relate to our consolidated financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing quarterly earnings releases.

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All services, other than de minimis non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

All members of our audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq listing rules. Our board of directors has determined that Mr. Gaiennie qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations. In making this determination, our board of directors considered the nature and scope of experience that Mr. Gaiennie has acquired throughout his career as a CPA. Our board of directors has determined that all of the directors that are members of our audit committee satisfy the relevant independence requirements for service on the audit committee set forth in the rules of the SEC and Nasdaq listing rules. Both our independent registered public accounting firm and management will periodically meet privately with our audit committee.

Our board of directors has not yet established a compensation committee or a nominating and corporate governance committee.

Compensation Committee

Tommy Myrick, Myra Luinstra, and Edward Gaiennie serve on the Compensation Committee, which is be chaired by Mr. Myrick. The compensation committee’s responsibilities include:

●	annually reviewing and recommending to the board of directors the corporate goals and objectives relevant to the compensation of our Chief Executive Officer;

●	evaluating the performance of our Chief Executive Officer in light of such corporate goals and objectives and based on such evaluation (i) recommending to the board of directors the cash compensation of our Chief Executive Officer and (ii) reviewing and approving grants and awards to our Chief Executive Officer under our equity-based plans;

●	reviewing and approving the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors;

●	preparing our compensation committee report if and when required by SEC rules;

●	reviewing and discussing annually with management our “Compensation Discussion and Analysis,” if and when required, to be included in our annual proxy statement; and

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters.

Our board of directors has determined that each member of the Compensation Committee is “independent” as defined in the applicable Nasdaq rules. Each member of our Compensation Committee will be a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

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Corporate Governance and Nominating Committee

Tommy Myrick, Myra Luinstra, and Edward Gaiennie serve on the Corporate Governance and Nominating Committee, which is be chaired by Ms. Luinstra. The Corporate Governance and Nominating Committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us;

●	identifying individuals qualified to become members of the board of directors;

●	recommending to the board of directors the persons to be nominated for election as directors and to each of the board’s committees;

●	developing and recommending to the board of directors a Code of Ethics and Business Conduct, and a set of corporate governance guidelines; and

●	overseeing the evaluation of our board of directors and management.

Our board of directors has determined that each member of the Corporate Governance and Nominating Committee is classified as “independent” as defined in the applicable Nasdaq rules. Each member of our Corporate Governance and Nominating Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.

Our board of directors may from time to time establish other committees.

EXECUTIVE COMPENSATION

Fiscal Year 2022 and 2021 Summary Compensation Table

The following table shows, for the periods ended December 31, 2022, and 2021, all compensation awarded to or paid to, or earned by, our named executive officer.

Name and principal position	Year	Salary ($)	Stock Awards ($)		Total ($)
Christopher Williams, CEO and director	2022	60,000	-		60,000
	2021	50,000	243,600	(1)	293,600

(1)	On September 23, 2021, Mr. Christopher Williams was issued 3,000,000 shares of our Common Stock under the 2021 Stock Incentive Plan (the “Plan”) for services rendered. These shares were valued based on the closing price of the Common Stock as of September 23, 2021, which was $0.0812.

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CEO Employment Agreement

On June 6, 2022, our Board of Directors, with Christopher Williams abstaining, approved the Employment Agreement dated June 6, 2022 with Christopher Williams, our CEO. On July 27, 2022, the agreement was amended effective as of June 6, 2022. Pursuant to the agreement, Mr. Williams is to be paid an annual base salary of $325,000 which will be reviewed by the Board of Directors at least annually and may be increased but not reduced by the Board (or Compensation Committee) as deemed appropriate. In addition, Mr. Williams will be eligible to receive an annual bonus of up to 50% of his base annual salary based on the attainment of certain business goals established by the Board (or Compensation Committee). Finally, during each calendar year of the agreement, we will grant to Mr. Williams an award consisting of restricted stock and/or stock options with an aggregate fair market value on the date of the grant of $150,000. Mr. Williams may be granted additional stock awards, as determined by the Board (or Compensation Committee) as the Board or such committee deems appropriate; however, the aggregate value of the grants cannot exceed $200,000 for the first year.

In the event of a Change of Control, as defined in the agreement, we will pay to Mr. Williams, concurrently with the consummation of the event constituting the Change of Control, a lump sum, in cash, equal to two times the sum of Mr. Williams’ annual base salary and his bonus (100% of his eligible bonus during the term prior to the Change of Control).

We may terminate the agreement for Cause, as defined in the agreement, and, upon termination for Cause, we will only be required to pay to Mr. Williams any amounts due and owing as of the termination date (excluding a bonus for the year in which the termination occurs). We may terminate the agreement for any reason other than for Cause or no reason at all upon at least 30 days prior written notice to Mr. Williams. Mr. Williams may also terminate the agreement, upon written notice to the Board, for any reason or any act, decision, or omission by us or the Board that (i) materially diminishes his annual base salary; (ii) materially diminishes his authority, duties, or responsibilities (other than such changes that typically occur in connection with a company becoming a publicly-traded company); (iii) relocates Mr. Williams without his consent from our offices located in Katy, Texas to any other location in excess of 50 miles beyond the geographic limits of Katy, Texas that increases his one-way commute to work by at least 50 miles based on his primary residence immediately prior to the time such relocation is announced; or (iv) constitutes a material breach of the agreement. If Mr. Williams terminates the agreement, he must give at least 90 days written notice from the occurrence of the condition giving rise to his termination, in which event we will have 30 days to remedy the condition. It we are unable to reasonably remedy the condition, Mr. Williams may resign within 90 days.

If the agreement is terminated by Mr. Williams for the reasons stated in (i)-(iv) above or us without Cause, we will be obligated to pay to Mr. Williams an amount equal to 24 months of his annual base salary plus two times his bonus (determined as 100% of his eligible bonus during the term prior to the termination) and any amounts due and owing as of the termination date. The agreement also provides for termination upon the death or Disability (as defined in the agreement) of Mr. Williams.

The agreement provides for confidentiality and non-solicitation. In addition to the Employment Agreement, we have entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with Mr. Williams. Under the agreement, Mr. Williams agrees that, from June 6, 2022 until twelve months from the termination of his employment agreement, he will not, without our prior written consent, directly or indirectly:

●	participate in the ownership, management, operation or control of, or serve as an officer, employee, partner or director of, or contractor or consultant to, or have any financial interest in any person or entity that is primarily engaged in any business that is in competition with the Company (the “Competitive Business”), or aid or assist any such person or entity that is a Competitive Business;

●	within the Market Area (as defined in the agreement), call upon any prospective acquisition candidate (on Mr. Williams’ own behalf or on behalf of any person or entity that is primarily engaged in a Competitive Business or any other acquisition) that was, to Mr. Williams’ knowledge, either called upon by us or for which we made an acquisition analysis, for the purpose of acquiring such entity;

In addition, Mr. Williams may not own an aggregate of not more than 2% of the outstanding stock of any class of any corporation that is a Competitive Business in the Market Area (as defined in the agreement) if the stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange; provided that Mr. Williams does not have the power, directly or indirectly, to control or direct the management or affairs of any such corporation and is not involved in the management of such corporation. Mr. Williams may not, directly or indirectly disclose any Confidential Information (as defined in the agreement) to any person who is not a director, officer, executive employee, or agent of the Company, or otherwise use or disclose Confidential Information (as defined in the agreement).

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Under the agreement, Mr. Williams also agrees that from June 6, 2022 until twelve months from the termination of his employment agreement, that he will not directly or indirectly, as principal, agent, independent contractor, consultant, director, officer, employee, employer, advisor, shareholder, partner or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any other person or entity:

●	hire, contract or solicit for employment or a contractual relationship or attempt any of the foregoing with respect to any employee, former employee, contractor or former contractor (who was employed or retained by us in the six months preceding June 6, 2022) of ours about whom Mr. Williams had access to Confidential Information (as defined in the agreement) as a result of Mr. Williams’ employment with us;

●	induce or otherwise counsel, advise, or encourage any employee or contractor of ours, about whom he had access to Confidential Information (as defined in the agreement) as a result of his employment with us, to leave our employment or terminate the contractor’s relationship with the us;

●	call upon, solicit, divert or take away, any customer or vendor (who was a customer or vendor during the period between the 12 months preceding June 6, 2022 and 12 months after the termination of his employment agreement) of ours for whom he provided services on our behalf or about whom he had access to Confidential Information (as defined in the agreement) as a result of his employment with us; or

●	solicit to use or use any employee of ours to provide services (including, but not limited to, administrative, accounting, information technology, or human resources) to assist himself, or those acting on his behalf, in the opening or operating of any non-Company office location or in the conducting or operating of any non-Company business.

The agreement was to become effective immediately on the date after completion by us of an initial public offering; provided that if (a) we did not complete an initial public offering by March 31, 2023, or (b) Mr. Williams did not remain continuously employed by us from the date of the agreement until we complete an initial public offering, the agreement would be void ab initio (e.g., it shall never take effect).

Since we did not complete an initial public offering by March 31, 2023, the agreement was void.

CFO Employment Agreement

On July 20, 2022, our Board of Directors, with Graham Williams abstaining, approved the Employment Agreement dated July 20, 2022 with Graham Williams, our CFO. On July 27, 2022, the agreement was amended effective as of July 20, 2022. Pursuant to the agreement, Mr. Williams is to be paid an annual base salary of $210,000 which will be reviewed by the Board of Directors at least annually and may be increased but not reduced by the Board (or designated committee) as deemed appropriate. In addition, Mr. Williams will be eligible to receive an annual bonus of up to 50% of his base annual salary based on the attainment of certain business goals established by the Board (or Compensation Committee). Finally, during each calendar year of the agreement, we will grant to Mr. Williams an award consisting of restricted stock and/or stock options with an aggregate fair market value on the date of the grant of $100,000. Mr. Williams may be granted additional stock awards, as determined by the Board (or Compensation Committee) as the Board (or Compensation Committee) deems appropriate; however, the aggregate value of the grants cannot exceed $150,000 for the first year.

In the event of a Change of Control, as defined in the agreement, we will pay to Mr. Williams, concurrently with the consummation of the event constituting the Change of Control, a lump sum, in cash, equal to two times the sum of Mr. Williams’ annual base salary and his bonus (100% of his eligible bonus during the term prior to the Change of Control).

20

We may terminate the agreement for Cause, as defined in the agreement, and, upon termination for Cause, we will only be required to pay to Mr. Williams any amounts due and owing as of the termination date (excluding a bonus for the year in which the termination occurs). We may terminate the agreement for any reason other than for Cause or no reason at all upon at least 30 days prior written notice to Mr. Williams. Mr. Williams may also terminate the agreement, upon written notice to the Board, for any reason or any act, decision, or omission by us or the Board that (i) materially diminishes his annual base salary; (ii) materially diminishes his authority, duties, or responsibilities (other than such changes that typically occur in connection with a company becoming a publicly-traded company); (iii) relocates Mr. Williams without his consent from our offices located in Katy, Texas to any other location in excess of 50 miles beyond the geographic limits of Katy, Texas that increases his one-way commute to work by at least 50 miles based on his primary residence immediately prior to the time such relocation is announced; or (iv) constitutes a material breach of the agreement. If Mr. Williams terminates the agreement, he must give at least 90 days written notice from the occurrence of the condition giving rise to his termination, in which event we will have 30 days to remedy the condition. It we are unable to reasonably remedy the condition, Mr. Williams may resign within 90 days.

If the agreement is terminated by Mr. Williams for the reasons stated in (i)-(iv) above or us without Cause, we will be obligated to pay to Mr. Williams an amount equal to 24 months of his annual base salary plus two times his bonus (determined as 100% of his eligible bonus during the term prior to the termination) and any amounts due and owing as of the termination date. The agreement also provides for termination upon the death or Disability (as defined in the agreement) of Mr. Williams.

The agreement provides for confidentiality and non-solicitation. In addition to the Employment Agreement, we have entered into a Non-Competition, Non-Solicitation and Confidentiality Agreement with Mr. Williams. Under the agreement, Mr. Williams agrees that, from June 6, 2022 until twelve months from the termination of his employment agreement, he will not, without our prior written consent, directly or indirectly:

●	participate in the ownership, management, operation or control of, or serve as an officer, employee, partner or director of, or contractor or consultant to, or have any financial interest in any person or entity that is primarily engaged in any business that is in competition with the Company (the “Competitive Business”), or aid or assist any such person or entity that is a Competitive Business;

●	within the Market Area (as defined in the agreement), call upon any prospective acquisition candidate (on Mr. Williams’ own behalf or on behalf of any person or entity that is primarily engaged in a Competitive Business or any other acquisition) that was, to Mr. Williams’ knowledge, either called upon by us or for which we made an acquisition analysis, for the purpose of acquiring such entity;

In addition, Mr. Williams may not own an aggregate of not more than 2% of the outstanding stock of any class of any corporation that is a Competitive Business in the Market Area (as defined in the agreement) if the stock is listed on a national securities exchange or regularly traded in the over-the-counter market by a member of a national securities exchange; provided that Mr. Williams does not have the power, directly or indirectly, to control or direct the management or affairs of any such corporation and is not involved in the management of such corporation. Mr. Williams may not, directly or indirectly disclose any Confidential Information (as defined in the agreement) to any person who is not a director, officer, executive employee, or agent of the Company, or otherwise use or disclose Confidential Information (as defined in the agreement).

Under the agreement, Mr. Williams also may not, until twelve months from the termination of his employment agreement, directly or indirectly, as principal, agent, independent contractor, consultant, director, officer, employee, employer, advisor, shareholder, partner or in any other individual or representative capacity whatsoever, either for his own benefit or for the benefit of any other person or entity:

●	hire, contract or solicit for employment or a contractual relationship or attempt any of the foregoing with respect to any employee, former employee, contractor or former contractor (who was employed or retained by either us the six months preceding June 6, 2022) of ours about whom he had access to Confidential Information (as defined in the agreement) as a result of his employment with us;

●	induce or otherwise counsel, advise, or encourage any employee or contractor of ours, about whom he had access to Confidential Information (as defined in the agreement) as a result of his employment with us, to leave our employment or terminate the contractor’s relationship with the us;

●	call upon, solicit, divert or take away, any customer or vendor (who was a customer or vendor during the period between the 12 months preceding June 6, 2022 and 12 months after the termination of his employment agreement) of ours for whom he provided services on behalf of us or about whom he had access to Confidential Information (as defined in the agreement) as a result of his employment with us; or

●	solicit to use or use any employee of ours to provide services (including, but not limited to, administrative, accounting, information technology, or human resources) to assist himself, or those acting on his behalf, in the opening or operating of any non-Company office location or in the conducting or operating of any non-Company business.

21

The agreement was to become effective immediately on the date after completion by us of an initial public offering; provided that if (a) we did not complete an initial public offering by March 31, 2023, or (b) Mr. Williams did not remain continuously employed by us from the date of the agreement until we complete an initial public offering, the agreement would be void ab initio (e.g., it shall never take effect).

Since we did not complete an initial public offering by March 31, 2023, the agreement was void.

Mr. Williams currently assists our CEO in numerous aspects of the business and is paid on an hourly basis. His current hours vary but average about 20 hours per week. It is planned that Mr. Williams will devote full-time to us when the initial public offering is complete.

Christopher Williams is the son of Graham Williams.

Outstanding Equity Awards

As of December 31, 2022, there were no outstanding vested or unvested equity awards to our named executive officer.

Shareholder Advisory Vote on Executive Compensation

We did not hold an advisory vote on executive compensation in 2022 but may take such action in the future. Our Board intends to periodically reevaluate our executive compensation philosophy and practices in light of our performance, needs and developments, including the outcome of future non-binding advisory votes by our shareholders.

DIRECTOR COMPENSATION

Director Compensation Table for Year Ended December 31, 2022

There was no compensation earned by any of our directors for director services during the fiscal year ended December 31, 2022

Currently, a person serving as a director receives no compensation for serving in the role as a director. We intend to pay each of our independent directors an annual fee of $40,000 plus expense reimbursement when the initial public offering is complete.

Item 4. Security Ownership of Management and Certain Securityholders

The following table sets forth certain information known to us regarding beneficial ownership of our Common Stock as of April 28, 2023 by:

●	each person or group of affiliated persons known by us to be the beneficial owner of more than five percent of our capital stock;

●	our named executive officer;

●	each of our directors; and

●	all of our executive officers and directors as a group.

22

The column entitled “Percentage of Shares Beneficially Owned” is calculated based on shares of Common Stock outstanding as of April 28, 2023.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities as well as any shares of Common Stock that the person has the right to acquire within 60 days of April 28, 2023 through the exercise of stock options or other rights. These shares are deemed to be outstanding and beneficially owned by the person holding those exercise rights for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

Except as otherwise noted below, the address for persons listed in the table is c/o CW Petroleum Corp, 2717 Commercial Center Blvd., Suite E200 PMB 264, Katy, Texas 77494.

Name, Title and Address of Beneficial Owner of Shares	Amount of Beneficial Ownership	Percentage of Shares Beneficially Owned (1)
Christopher Williams, CEO and Director	111,853,140	91.42%
Graham Williams, CFO and Director	3,000,000	2.45%
Greg Roda, Director	3,000,000	2.45%
Tommy Myrick, Director	101,060	*
Myra Luinstra, Director	0	-
Edward Gaiennie, Director	0	-
All directors and executive officers as a group (six persons)	117,954,200	96.41%

* Less than 1%.

(1)	Based on 122,345,898 shares of Common Stock outstanding as of April 28, 2023.

Item 5. Interest of Management and Others in Certain Transactions

Other than the compensation arrangements described under “Executive Compensation” and “Director Compensation” in this Annual Report on Form 1-K and the transactions described below, since January 1, 2021, there has not been any transaction or series of similar transactions to which we were, or will be, a party in which the amount involved exceeded, or will exceed, the lesser of (i) $120,000 or (ii) one percent of the average of our total assets for the last two completed fiscal years, and in which any director, executive officer, holder of five percent or more of any class of our capital stock or any member of the immediate family of, or entities affiliated with, any of the foregoing persons, had, or will have, a direct or indirect material interest.

Series A Preferred Stock

We issued 1,000,000 shares of Series A Preferred Stock to Christopher Williams at the time of incorporation in Wyoming in exchange for his organization efforts and business plan. The Series A Preferred Stock gives the holder 100 votes per share held on all shareholder votes, each share converts into 100 shares of Common Stock at the option of the holder, and may receive dividends, if and at amounts declared by the Board of Directors.

On June 14, 2022, we entered into the Share Exchange Agreement with Mr. Williams pursuant to which the 1,000,000 shares of Series A Preferred Stock owned by Mr. Williams were exchanged for 100,000,000 shares of Common Stock.

23

Loan from CEO

As of December 31, 2022, we had borrowed $405,000 from Mr. Christopher Williams and had issued him demand notes that accrue interest at 8% per annum with no date of maturity on each loan. The notes are payable upon demand from Mr. Williams. It is anticipated that the loan will be paid from the proceeds of the initial public offering.

Leases from CEO

The Company leases land for storage of transportation equipment on a month-to-month lease from our CEO, Mr. Christopher Williams, for $1,500 per month which we believe is represents the fair value of such rental property. The lease is on-going with no expiration date.

Item 6. Other Information

None.

Item 7. Financial Statements

The financial statements required by this Item 7 are included in this Annual Report on Form 1-K on the following page.

24

INDEX TO FINANCIAL STATEMENTS

CW PETROLEUM CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

CW Petroleum Corp.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CW Petroleum Corp. (the Company) as of December 31, 2022 and 2021, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the company has suffered a net loss for the year ended December 31, 2022 and had an accumulated deficit as of December 31, 2022 and 2021, which raises substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB ..

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and the significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Going Concern Analysis

As discussed in Note 2, the Company had a going concern due a net loss for the year ended December 31, 2022 and an accumulated deficit as of December 31, 2022.

Auditing management’s evaluation of a going concern can be a significant judgment given the fact that the Company uses management estimates on future revenues and expenses, which are difficult to substantiate.

To evaluate the appropriateness of the going concern, we examined and evaluated the financial information along with management’s plans to mitigate the going concern and management’s disclosure on going concern. In addition, we evaluated the Company’s disclosure in relation to this matter included in Note 2 to the consolidated financial statements.

/s/ M&K CPAS, PLLC

M&K CPAS, PLLC

We have served as the Company’s auditor since 2018

Houston, TX

April 28, 2023

F-1

CW PETROLEUM CORP

Consolidated Balance Sheets

December 31, 2022 and 2021

	2022	2021
ASSETS
Current assets
Cash	$354,713	$281,504
Accounts receivable, net	176,443	159,988
Inventory	-	127,607
Other current assets	8,300	8,300
Total current assets	539,456	577,399
Property and equipment, net	294,169	357,702
Other assets	25,201	17,613
Total assets	$858,826	$952,714
LIABILITES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$205,544	$199,948
Short term notes payable – related party	405,000	345,000
Current maturities of long-term debt	297,193	129,548
Total current liabilities	907,737	674,496
Long-term debt, net	262,164	287,613
Total liabilities	$1,169,901	$962,109
Shareholders’ equity
Preferred stock –1,000,000 shares authorized, 0 and 1,000,000 issued and outstanding as of December 31, 2022 and 2021, respectively with a par value of $.0001 per share	-	100
Common stock – 99,000,000 shares authorized, $0.0001 par value 122,345,898 and 22,345,898 issued and outstanding as of December 31, 2022 and December 31, 2021, respectively	12,235	2,235
Stock payable	-	300
Additional Paid-in capital	1,748,119	1,757,719
Accumulated deficit	(2,071,429)	(1,769,749)
Total shareholders’ deficit	(311,075)	(9,395)
Total liabilities and shareholders’ deficit	$858,826	$952,714

The accompanying notes are an integral part of these consolidated financial statements

F-2

CW PETROLEUM CORP

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and 2021

	2022	2021
Operations
Revenue
Fuel sales	$7,969,475	$8,269,909
Total revenue	7,969,475	8,269,909
Cost of revenue
Cost of fuel sold	6,652,499	6,869,111
Freight	84,007	201,182
Transport costs	119,996	128,295
Total cost of revenue	6,856,502	7,198,588
Margin on operations	1,112,973	1,071,321
Operating expenses	1,305,508	1,149,917
Consulting expense	-	666,017
Officer compensation	-	730,800
Earnings (loss) from operations	(192,535)	(1,475,413)
Interest expense	106,750	63,031
Loss before income taxes	(299,285)	(1,538,444)

Income tax provision (recovery)
Current	2,395	4,494
Deferred	-	-
Total income tax provision (recovery)	2,395	4,494
Net (loss) income	$(301,680)	$(1,542,938)

Earnings Per Share
Weighted average shares outstanding	77,140,419	15,776,494
Basic and fully diluted earnings (loss) per share	$(0.00)	$(0.10)

The accompanying notes are an integral part of these consolidated financial statements

F-3

CW PETROLEUM CORP

Consolidated Statements of Shareholders’ Deficit

For the Years Ended December 31, 2022 and 2021

	Common Stock		Preferred Stock		Paid-In	Stock	Accumulated
Description	Shares	Amount	Shares	Amount	Capital	Payable	Deficit	Total
Balance December 31, 2020	13,304,065	1,331	1,000,000	100	681,164	300	(226,811)	456,084
Shares issued for services	-	-	-	-	315,009	-	-	315,009
Shares issued for cash	43,333	4	-	-	31,896	-	-	31,900
Shares issued for officer compensation	9,000,000	900	-	-	729,900		-	730,800
Share buybacks	(1,500)	-	-	-	(250)	-	-	(250)
Net loss for the year ended December 31, 2021	-	-	-	-	-	-	(1,542,938)	(1,542,938)

Balance December 31, 2021	22,345,898	2,235	1,000,000	100	1,757,719	300	(1,769,749)	(9,395)
Preferred stock exchange	100,000,000	10,000	(1,000,000)	(100)	(9,900)	-	-	-
Return of stock payable	-	-	-	-	300	(300)	-	-
Net loss for the year ended December 31, 2022	-	-	-	-	-	-	(301,680)	(301,680)

Balance December 31, 2022	122,345,898	12,235	-	-	1,748,119	-	(2,071,429)	(311,075)

The accompanying notes are an integral part of these consolidated financial statements

F-4

CW PETROLEUM CORP

Consolidated Statements of Cash Flow

For the Years Ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(301,680)	$(1,542,938)
Adjustments to reconcile net income to net cash:	-	-
Depreciation	158,514	169,627
Services paid for with common stock	-	315,009
Officer compensation	-	730,800
Bad debt expense	2,646	3,255
Changes in
Accounts receivable	(19,101)	(88,640)
Other current assets	-	665,017
Inventory	127,607	-
Other Assets	(7,588)	(7,587)
Accounts payable and accrued expenses	5,596	(20,448)
NET CASH (USED IN) PROVIDED BY OPERATIONS	(34,006)	224,095
CASH FLOWS FROM INVESTING ACTIVITIES
Cash paid for purchase of fixed assets	(400)	(400)
NET CASH USED IN INVESTING ACTIVITIES	(400)	(400)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from sale of stock	-	31,900
Buybacks of shares	-	(250)
Proceeds from long term debt	250,000	-
Deferred offering costs	-	(315,009)
Principal payments on debt	(202,385)	(281,049)
Proceeds from short term notes payable – related party	60,000	50,000
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES	107,615	(514,408)
Change in cash and cash equivalents	73,209	(290,713)
Beginning of year	281,504	572,217
End of year	$354,713	281,504
Supplemental disclosures
Cash paid for income taxes	$-	-
Cash paid for interest	$94,750	63,031
Non-cash financing and investing activities
Installment notes issued for property acquisitions	$94,581	77,793

The accompanying notes are an integral part of these consolidated financial statements

F-5

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

Note 1 - Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

CW Petroleum Corp (CW or the Company) was incorporated in the state of Texas in 2005 and supplies biodiesel, biodiesel blends, ultra-low sulfur diesel and gasoline blends to distributors and end users. It reincorporated in Wyoming in April 2018.

The transaction in which CW became a Wyoming C corporation has been accounted for in a manner similar to a recapitalization for financial reporting purposes. The accompanying consolidated statements have been prepared as if the transaction had occurred on the first day of the first period included in the consolidated statements, and all operating data represents an ongoing continuation of the Company’s operations.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, CW Fuel Transport Corp. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could materially differ from estimated amounts. We evaluate our estimated assumptions based on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

Reclassifications

Certain amounts in the consolidated financial statements for the prior year have been reclassified to conform to the current year presentation. These reclassifications had no impact on net earnings, financial position, or cash flows.

Cash and Cash Equivalents

Our cash equivalents consist principally of overnight investments, bank money market accounts and bank time deposits which have an original maturity date of less than 90 days. These securities are carried at cost, which approximates market value. There were no cash equivalents as of December 31, 2022 or 2021.

Accounts Receivable and Allowance for Bad Debt

CW performs ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of our customer’s credit information. We extend credit on an unsecured basis to most of our customers. Accounts receivables are deemed past due based on contractual terms agreed to with our customers. Although we analyze customers’ payment history and creditworthiness, we cannot predict with certainty that the customers to whom we extend credit will be able to remit payments on a timely basis, or at all. Because we extend credit on an unsecured basis to most of our customers, there is a possibility that any accounts receivable not collected will ultimately need to be written off. CW continuously monitors collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions affecting our customers and any specific customer collection issues that we have identified.

F-6

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

Inventories

Inventories are valued primarily using average cost and are stated at the lower of average cost or market. CW utilizes a variety of fuel indices and other indicators of market value. Sharp negative changes in these indices can result in reduction of our inventory valuation, which could have an adverse impact on our results of operations in the period in which we take the adjustment. Historically these adjustments have not had a significant impact on our consolidated statements of operations. Components of inventory include fuel purchase costs, the related transportation costs and changes in the estimated fair market values for inventories included in a fair value hedge relationship.

Fair Value of Financial Instruments

Financial instruments include accounts receivable, accounts payable and notes payable and are considered reflected a market value based on the short-term nature of these instruments.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets which are all five years.

Costs of major additions and improvements are capitalized while expenditures for maintenance and repairs, which do not extend the life of the asset, are expensed. Upon sale or disposition of property and equipment, the cost and related accumulated depreciation and amortization are eliminated from the accounts and any resulting gain or loss is credited or charged to income. Long-lived assets held and used by us are reviewed based on market factors and operational considerations for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC 606 — Revenue from Contracts with Customers. Under ASC 606, the Company recognizes revenue from the commercial sales of products by applying the following steps: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to each performance obligation in the contract; and (5) recognize revenue when each performance obligation is satisfied. The Company records the gross sale of the fuel as we generally take inventory risk, have latitude in establishing the sales price, have discretion in the supplier selection, maintain credit risk and are the primary obligor in the sales arrangement. Based on this evaluation, adoption does not have a material impact on our financial position, results of operations, or cash flows.

F-7

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the income tax provision in the period that includes the enactment date.

CW must assess the likelihood that its deferred tax assets will be recovered from our future taxable income, and to the extent CW believes that recovery is not likely, CW must establish a valuation allowance against those deferred tax assets. Deferred tax liabilities generally represent items for which CW has already taken a deduction in our income tax return, but we have not yet recognized the items as expenses in our results of operations.

The state of Texas has a franchise tax based on earnings. This tax is considered a local income tax and is expensed in the year incurred.

Earnings per Common Share

Basic earnings per common share is computed by dividing net income attributable to CW Petroleum Corp and available to common shareholders by the sum of the weighted average number of shares of common stock. Diluted earnings per common share is computed by dividing net income attributable to us and available to common shareholders by the sum of the weighted average number of shares of common stock and the number of additional shares of common stock that would have been outstanding if our outstanding potentially dilutive securities had been issued. We currently have no common stock equivalents.

Recent Accounting Pronouncements

There are no recently issued accounting pronouncements that the Company has yet to adopt that are expected to have a material effect on its financial position, results of operations, or cash flows.

NOTE 2 – Going Concern

U.S. GAAP requires management to assess a company’s ability to continue as a going concern within one year from the financial statement issuance and to provide related note disclosures in certain circumstances.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

F-8

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

As reflected in the accompanying consolidated financial statements, that have been prepared on a going concern basis, the Company had an accumulated deficit of $2,071,429 as of December 31, 2022 and a net loss of $301,680 for the year ended December 31, 2022.

The Company has suffered a net loss for the year ended December 31, 2022 and had an accumulated deficit as of December 31, 2022 and 2021, which raises substantial doubt about its ability to continue as a going concern.

Our ability to continue as a going concern in the foreseeable future is dependent upon our ability to generate revenues. Management has evaluated these conditions and plans to raise capital as needed to grow and to generate additional revenues to satisfy our capital needs. No assurance can be given that we will be successful in these efforts.

Note 3 - Accounts Receivable

CW has accounts receivable of $190,462 and $171,361 net of an allowance for bad debt of $14,019 and $11,373, as of December 31, 2022 and 2021, respectively. Accounts receivables are written-off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

The following table sets forth activities in our allowance for bad debt:

Description	December 31, 2022	December 31, 2021
Balance as of beginning of period	$11,373	$8,118
Charges to provision for bad debt	2,646	3,255
Write-off of uncollectible accounts receivable	-	-
Recoveries of bad debt	-	-
Balance as of end of period	$14,019	$11,373

Note 4 – Inventories

Inventories as of December 31, 2022 and 2021, consists of the following:

Description	December 31, 2022	December 31, 2021
Tank Heel Inventory	$-	$127,607
Total	$-	$127,607

Tank heel inventory represents the cost of fuel maintained in storage tanks owned by other parties to assure maintenance of capacity.

F-9

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

Note 5 - Property and Equipment

The amount of property and equipment as of December 31, 2022 and 2021, consist of the following:

Description	December 31, 2022	December 31, 2021
Furniture, fixtures and equipment	$17,932	$17,932
Transportation equipment	1,192,503	1,097,523
Total property cost	$1,210,435	$1,115,455
Accumulated depreciation	916,266	757,753
Property and equipment, net	$294,169	$357,702

For the year ended December 31, 2022 and 2021, CW recorded depreciation expense of $158,514 and $169,627, respectively. We acquired equipment of $94,981 and $78,193 during the year ended December 31, 2022 and 2021 respectively. In 2022, we had disposals of $43,674 of fully depreciated assets and recognized a gain on sale of asset of $0. There were no disposals in 2021.

NOTE 6 - Debt

CW has installment notes payable secured by our transportation equipment. Interest rates range from 2% to 18% per annum and averaged 9.58% and 8.14% as of December 31, 2022 and 2021, respectively. The terms of these notes range from 36 to 72 months and average 64. In 2022, CW acquired notes of $94,580 for property and equipment and made repayments of $202,385 and acquired notes of $77,793 for property and equipment and made repayments of $281,049 in 2021. The balances of these notes payable as of December 31, 2022 and 2021 were $559,357 and $417,161, respectively.

In September of 2022, the Company entered into a note payable agreement with a third party. The funded amount by the third party was $250,000. This note will be paid back with 52 weekly installments of $6,394.23, for a total amount of $332,500 to be paid back. As of December 31, 2022, the Company owes $183,791 on this note payable and $0 of accrued interest. The Company has recorded $42,493 as interest expense for the year ended December 31, 2022.

Economic Injury Disaster Loan

On May 31, 2020, The Company executed the standard loan documents required for securing a loan (the “EIDL Loan”) from the SBA under its Economic Injury Disaster Loan (“EIDL”) assistance program in light of the impact of the COVID-19 pandemic on the Company’s business.

Pursuant to that certain Loan Authorization and Agreement (the “SBA Loan Agreement”), the principal amount of the EIDL Loan is up to $149,900, with proceeds to be used for working capital purposes. The Company has secured an EIDL loan in the amount of $150,000. Interest accrues at the rate of 3.75% per annum and will accrue only on funds actually advanced from the date of each advance. Installment payments, including principal and interest, are due monthly beginning May 31, 2021 (twelve months from the date of the SBA Note (defined below)) in the amount of $731. The balance of principal and interest is payable thirty years from the date of the SBA Note. In connection therewith, the Company received a $2,000 advance, which does not have to be repaid and was recorded as a portion of other income for the year ended December 31, 2020. As of December 31, 2021, CW had paid off the SBA loan of $149,900 in full.

F-10

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

As of December 31, 2021, the aggregate annual maturities of debt are as follows:

Year Ended December 31, 2021	Amount
2023	$297,193
2024	102,995
2025	77,653
2026	46,731
2027	26,207
Thereafter	8,578
Total	$559,357

Note 7 – Income Taxes

The income tax provision for the years ended December 31, 2022 and 2021 reflect current tax payments for state franchise taxes which are considered an income tax. There are no provisions or recoveries for current or deferred federal income taxes.

A reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate is as follows:

Description	2022	2021
Tax provision at federal statutory tax rate	$(63,588)	$(324,017)
Permanent and temporary differences	19,199	157,897
Change in valuation allowance	44,389	166,120
Federal income tax provision	$-	$-

The statutory rates noted above were 21% in 2022 and 2021.

Deferred tax assets consisted of the following at December 31, 2022 and 2021.

Description	2021	2020
Deferred tax assets
Net operating loss carryforward	$2,051,501	$1,840,127
Deferred tax at 21% statutory rate	430,815	386,427
Less: valuation allowance	(430,815)	(386,427)
Net deferred tax asset	$-	$-

As of December 31, 2022 CW has net operating losses (“NOLs”) of approximately $2,051,501. This NOL expires according to the following table:

Year Ending December 31,	Amount
2038	205,471
Indefinite	1,846,030
Total	$2,051,501

F-11

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

CW assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, as of December 31, 2022, a valuation allowance of $430,815 has been recorded to recognize the portion of the deferred tax asset that is more likely than not to be realized, which is zero. The amount of the deferred tax asset considered realizable could be adjusted if estimates of future taxable income during the carryforward period change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as growth projections.

Open tax years that could potentially be examined and changed by the IRS are 2015-2021, 2022 has not yet been filed.

Note 8 – Related Party Transactions

Short term notes payable includes $405,000 and $345,000 as of December 31, 2022 and 2021, respectively, of loans from related parties. Interest expense of $28,000 was accrued for the year ended December 31, 2022 and $23,600 was accrued for the year ended December 31, 2021. The related party note payable has an interest rate of 8% and has no maturity date.

During the year ended December 31, 2022, the Company executed a share exchange with its President to exchange 1,000,000 shares of preferred stock for 100,000,000 shares of common stock. This has been reflected in the statement of equity for the year ended December 31, 2022. In addition, please see Note 9.

The Company leases land for storage of transportation equipment on a month-to-month lease from its President for $1,500 per month.

Note 9 - Officer Compensation

During the year ended December 31, 2021, the Company issued 9,000,000 shares of restricted stock under the “2021 Stock Incentive Plan” to three directors in equal parts as officer compensation. These shares were valued at the closing price of $0.0812 per share and are reflected as a non-cash expense of $730,800 in the statement of operations.

Note 10 – Shareholders’ Equity

During the year ended December 31, 2022, the Company executed a share exchange with its President to exchange 1,000,000 shares of preferred stock for 100,000,000 shares of common stock.  This has been reflected in the statement of equity for the year ended December 31, 2022. The exchange was done pursuant to the terms of the agreement and, therefore, there was no gain or loss on the exchange.

During the year ended December 31, 2021, 1,500 shares were returned to the Company, of which 1,400 shares are related to 2020 share buybacks and 100 shares are related to 2021 share buybacks. These transactions have been reflected on the statement of shareholders’ equity for the year ended December 31, 2021.

During the year ended December 31, 2021, 43,333 shares were issued for $31,900 to two shareholders at a price of $0.75 per share.

During the year ended December 31, 2021, 9,000,000 shares were issued to three directors in equal parts as officer compensation. These shares were valued at the closing price of $0.0812 per share on the date of issuance.

During the nine months ended September 30, 2021, the Company recorded $315,009 for services rendered in 2021 related to shares previously issued in 2020.

F-12

CW PETROLEUM CORP

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and 2021

Note 11 – Concentrations

Accounts receivable as of December 31, 2022 are concentrated among five customers representing 32%, 16%, 15%, 15% and 13% of accounts receivable. Accounts receivable as of December 31, 2021 are concentrated among three customers representing 60%, 21% and 17% of accounts receivable.

Revenue includes a significant concentration among customers for the year ended December 31, 2022 in which three customers represented 59%, 16%, and 11% of revenue.

Revenue includes a significant concentration among customers for the year ended December 31, 2021 in which one customer represented 81% of revenue.

Note 12 – Subsequent Events

Subsequent events have been evaluated through April 28, 2023, the date these financial statements were available to be released and noted no other events requiring disclosure.

F-13

Item 8. Exhibits

Index to Exhibits

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	File No.	Exhibit	Filing Date	Filed or Furnished Herewith
1.1	Form of Underwriting Agreement	S-1/A	333-265369	1.1	12/16/22
2.1	Articles of Incorporation	1-A	024-11446	2.1	2/9/21
2.2	Amendment to Articles of Incorporation	1-A	024-11446	2.2	2/9/21
2.3	Amendment to Articles of Incorporation Filed June 13, 2022	S-1/A	333-265369	3.3	8/2/22
2.4	Amendment to Articles of Incorporation Filed June 28, 2022	S-1/A	333-265369	3.4	8/2/22
2.5	Amendment to Articles of Incorporation Filed July 26, 2022	S-1/A	333-265369	3.5	8/2/22
2.6	Amendment to Articles of Incorporation Filed August 16, 2022	S-1/A	333-265369	3.6	8/25/22
2.7	Amendment to Articles of Incorporation Filed December 6, 2022	S-1/A	333-265369	3.7	12/16/22
2.8	Amendment to Articles of Incorporation Dated December 6, 2022	S-1/A	333-265369	3.8	12/16/22
2.9	By-Laws	1-A POS	024-10846	3.2	9/30/19
2.10	Certificate of Designation for Series A Preferred Stock	1-K	24R-00176	2.4	4/29/22
2.11	Wyoming Articles of Exchange	S-1/A	333-265369	3.8	8/2/22
2.12	Texas Articles of Exchange	S-1/A	333-265369	3.9	8/2/22
3.1	Specimen Stock Certificate of CW Petroleum Corp’s Common Stock	S-1/A	333-265369	4.1	8/2/22
3.2	Form of Warrant Agent Agreement	S-1/A	333-265369	4.2	8/25/22
3.3	Form of Representative’s Warrant (included in Exhibit 1.1)					-
3.4	Form of Warrant Agreement #1	S-1/A	333-265369	4.4	8/25/22
3.5	Form of Warrant Agreement #2	S-1/A	333-265369	4.5	8/25/22
3.6	2021 Stock Incentive Plan	1-K	24R-00176	99.1	4/29/22
4.1	Subscription Agreement	1-A	024-11446	4.1	2/9/21
6.1	Form of Lock-up Agreement (included in Exhibit 1.1)					-
6.2	Consulting Agreement Dated September 1, 2019 with Greg Roda	S-1	333-265369	10.2	6/2/22
6.3±	Employment Agreement with Christopher Williams	S-1/A	333-265369	10.3	8/2/22
6.4±	Amendment No. 1 to Employment Agreement with Christopher Williams	S-1/A	333-265369	10.4	8/2/22

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6.5	Amendment No. 2 to Employment Agreement with Christopher Williams					X
6.6±	Non-Competition, Non-Solicitation and Confidentiality Agreement with Christopher Williams	S-1/A	333-265369	10.5	8/2/22
6.7±	Employment Agreement with Graham Williams	S-1/A	333-265369	10.6	8/2/22
6.8±	Amendment No. 1 to Employment Agreement with Graham Williams	S-1/A	333-265369	10.7	8/2/22
6.9±	Amendment No. 2 to Employment Agreement with Graham Williams					X
6.9	Non-Competition, Non-Solicitation and Confidentiality Agreement with Graham Williams	S-1/A	333-265369	10.8	8/2/22
6.10	Exchange Agreement with Christopher Williams	S-1/A	333-265369	10.9	8/2/22
99.1	Audit Committee Charter	S-1/A	333-265369	99.1	8/2/22
99.2	Compensation Committee Charter	S-1/A	333-265369	99.2	8/2/22
99.3	Corporate Governance and Nominating Committee Charter	S-1/A	333-265369	99.3	8/2/22
99.4	Consent of Director Nominee (Myra Luinastra)	S-1/A	333-265369	99.4	8/2/22
99.5	Consent of Director Nominee (Tommy Myrick)	S-1/A	333-265369	99.5	8/2/22
99.6	Consent of Director Nominee (Edward Gaiennie)	S-1/A	333-265369	99.6	8/2/22

±	Management contract or compensatory plan or arrangement.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CW PETROLEUM CORP

By:	/s/ Christopher Williams
Chief Executive Officer
Date:	April 28, 2023

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Christopher Williams
Chief Executive Officer
Date:	April 28, 2023

By:	/s/ Graham Williams
Chief Financial Officer
Date:	April 28, 2023

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